Exhibit 99.2

ASX ANNOUNCEMENT
16 October 2026

Elevra Announces Planned Board Transition

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) confirms that, as foreshadowed in the Company’s 2026 Corporate Governance Statement, the size of its Board will be reduced from eight Directors to six Directors at the conclusion of the Company’s 2026 Annual General Meeting on 19 November 2026 (“Meeting”).
To give effect to this change, Mr. Allan Buckler and Mr. Jorge Beristain have volunteered to resign as Non-Executive Directors of the Company, with their resignations taking effect from the conclusion of the Meeting.
The Company’s Nomination and Remuneration Committee undertook a review of the Board’s composition to ensure that following this reduction, the Board is appropriately structured to discharge its responsibilities effectively and retains a majority of independent directors.
Commenting on the transition, Elevra’s Chair, Ms. Dawne Hickton, said:
“On behalf of the Board and the entire Elevra team, I want to sincerely thank Allan and Jorge for their dedicated service to the Company and its’ shareholders. Allan joined the Board in August 2013 and Jorge in August 2025 following the merger of Sayona Mining and Piedmont Lithium.
“Both have made valuable contributions to guide the Company and their judgement, commitment and focus helped ensure the successful integration of the two businesses through the merger and laid the foundation for the Company’s next phase of growth.
“We appreciate Allan and Jorge’s support for the planned reduction in Board size and wish them both every success in their future endeavours.”

Announcement authorised for release by the Board of Elevra Lithium Limited.

About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.
For more information, please visit us at www.elevra.com or contact:
Andrew Barber
Investor Relations
PH: +617 3369 7058

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com